Exhibit 99.1

ARIS MINING INCREASES SEGOVIA OPERATIONS' MEASURED AND INDICATED MINERAL RESOURCES BY +114% TO 3.6 MOZ AT 14.34 g/t AU

VANCOUVER, BC, Nov. 2, 2023 /CNW/ - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS) (NYSE: ARMN) announces updated mineral resource estimates for its Segovia Operations in Colombia effective September 30, 2023 (the "2023 MRE"). Aris Mining will file an updated technical report in support of the 2023 MRE within 45 days of this news release.

Neil Woodyer, CEO of Aris Mining, commented "In early 2023, Aris Mining launched a strategic exploration and infill drill program at the Segovia Operations and a review of the geological interpretation and resource estimation methodology. After assessing the findings of our reviews as well as our impressive mid-year drilling results (see News Release from August 16, 2023), we decided to expedite the process of updating our mineral resource and mineral reserve estimates. Segovia has a history of expanding its gold resources and this current estimate represents a leap forward. We are now in the process of updating the mineral reserve estimates, which is expected to be completed by the end of November."

Figure 1: Growth of gold mineral resources (in million of ounces or Moz), net of production depletion1

1.8
+13%
3.6
+114%
1.0
1.1
1.2
1.3
1.3
1.4
1.2
1.4
1.7
1.6
1.6
1.7
2017
2018
2019
2020
2021
2022
2023
Previous Measured & Indicated
Previous Inferred
2023 Measured & Indicated
2023 Inferred

Figure 1: Growth of gold mineral resources (in million of ounces or Moz), net of production depletion (CNW Group/Aris Mining Corporation)

The table below summarizes the 2023 MRE effective September 30, 2023, a comparison to the 2022 MRE effective December 31, 2022, and several years of previous mineral resource estimates.

Table 1    Segovia Operations mineral resource estimates1

Effective date	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes	Grade Au	Oz Au	Tonnes	Grade Au	Oz Au	Tonnes	Grade Au	Oz Au	Tonnes	Grade Au	Oz Au
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
2023 MRE 2022 MRE	4,114 405	14.31 15.39	1,893 200	3,754 4,569	14.38 10.16	1,736 1,492	7,869 4,974	14.34 10.58	3,629 1,692	4,682 5,325	12.11 9.44	1,823 1,616
Change 2023 MRE /2022 MRE (koz or %)								+36%	+1,937 +114%		+28%	+207 +13%
31-Dec-2021	462	14.00	208	4,123	10.65	1,412	4,585	10.99	1,620	5,349	9.90	1,703
31-Dec-2020	327	19.78	208	3,640	10.40	1,217	3,967	11.17	1,425	3,661	10.28	1,210
31-Dec-2019	226	20.64	150	3,385	11.07	1,205	3,611	11.67	1,355	4,098	9.60	1,265
31-Dec-2018	218	19.97	140	3,289	11.23	1,187	3,507	11.77	1,327	3,562	10.10	1,157
31-Dec-2017	189	19.09	116	2,673	11.46	985	2,862	11.97	1,101	3,073	9.90	978

Notes:

•       Mineral resources are inclusive of mineral reserves.

•       Mineral resources are not mineral reserves and have no demonstrated economic viability

•       There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

•       Totals may not add due to rounding.

2023 MRE Notes:

•       A gold price of US$1,850 per ounce was used for the 2023 MRE.

•       The 2023 MRE utilized a gold cut-off grade of between 2.80 g/t and 3.12 g/t depending on mineral resource area. The cut-off grade values were applied to vein grades diluted to a minimum height of one vertical metre.

•       The 2023 MRE was prepared by Pamela De Mark, P. Geo., Senior Vice President of Geology and Exploration of Aris Mining.

Previous MRE Notes:

•       The mineral resource estimate used a US$ gold price per ounce of $1,400 in 2017, 2018, and 2019, $1,700 in 2020, $1,800 in 2021, and $1,850 in 2022 to determine a gold cut-off grade of 3.0 g/t in 2017, 2018, and 2019, 2.9 g/t in 2020 and 2021, and 2.65 g/t in 2022, all using a minimum mining width of 1.0 m.

As of September 30, 2023, $10.5 million of the planned $17 million 2023 budget had been spent with 83,205 metres of the planned 84,500 metres of drilling completed.   Drilling will continue until the budget has been spent, to an estimated 105,000 metres.

In June 2023, Aris Mining engaged Mining Plus to complete a thorough audit of the Segovia Operations' mineral resource and mineral reserve estimates, which led to several recommendations to improve the estimation processes. A significant difference of the 2023 MRE compared to previous MREs is a change in the methodology used to select drillhole and channel samples to create the vein wireframe interpretations in 3D geological modelling software. This change involved utilizing the "snap to sample" function to appropriately select the high grade vein samples in the vein interpretation. The improvement to the vein interpretation methodology resulted in both the elimination of significant numbers of waste material sample assays and the inclusion of significant numbers of high grade vein sample assays, better representing the volume and grade of the vein material that is expected to be mined. The impact on the mineral resource estimate is both a material increase in the volumes of high grade vein material as well as a reduction in the amount of diluting waste grades that have the potential to lower estimated grades to below the mineral resource cut-off grades, thereby eliminating those volumes from the mineral resource inventory.

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101. Ms. De Mark has verified the sampling, analytical, and test data as well as the geological interpretation underlying the information or opinions disclosed in this news release. Ms. De Mark has fully verified the sampling, analytical, and test data as well as the geological interpretation underlying the information or opinions disclosed in this news release by way of analysis of the data and the interpretations during the production of the mineral resource.

Unless otherwise indicated, the mineral resource estimates, scientific disclosure and technical information included in this news release are based upon information included in the following documents and NI 43-101 compliant technical reports:

  for the mineral resource estimate effective December 31, 2017, the technical report entitled "NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Colombia" dated May 10, 2018 and prepared by SRK Consulting (US), Inc. (SRK);
  for the mineral resource estimate effective December 31, 2018, the technical report entitled "Amended NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia" dated July 8, 2019 and prepared by SRK;
  for the mineral resource estimate effective December 31, 2019, the technical report entitled "NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia" dated May 14, 2020 and effective as of December 31, 2019 and prepared by SRK;
  for the mineral resource estimate effective December 31, 2020, the technical report entitled "NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Department of Antioquia, Colombia" dated May 13, 2021 and effective as of December 31, 2020 and prepared by SRK;
  for the mineral resource estimate effective December 31, 2021, the technical report entitled "NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia" dated May 6, 2022 and effective as of December 31, 2021 and prepared by SRK; and

for the mineral resource estimate effective December 31, 2022, the mineral resource and reserve estimates of the Segovia Operations is summarized, derived, or extracted from the news release of the Company dated March 3, 2023.

All of the documents listed above are available for review on the Company's website at www.aris-mining.com and on the Company's profile on SEDAR+ at www.sedarplus.ca

About Aris Mining

Aris Mining is a gold producer in the Americas with a growth-oriented strategy. In Colombia, Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 235,000 ounces of gold in 2022. Aris Mining is currently advancing construction of the Marmato Lower Mine Expansion project, which will provide access to wider porphyry mineralization below the current Upper Mine. Aris Mining also operates the Soto Norte Project joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining plans to pursue acquisitions and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to results of the 2023 MRE, the nature of the results of the 2023 MRE, the filing of the technical report in support of the 2023 MRE and the updating of the mineral reserves of the Segovia Operations and the timing thereof, and the Company's plans and strategies are forward-looking. When used herein, forward looking terminology such as "expect", "plan", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Statements concerning mineral reserve estimates and mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's most recent AIF and in the Management's Discussion and Analysis for the three and six months ended June 30, 2023, which are available on the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

______________________
[1] See "Technical Disclosure and Qualified Person" section below for full disclosure of technical and scientific details.

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For further information: Tyron Breytenbach, Senior Vice President, Capital Markets, +1.416.399.2739, info@aris-mining.com; Kettina Cordero, Vice President, Investor Relations, + 1.604.417.2574

CO: Aris Mining Corporation

CNW 18:06e 02-NOV-23